FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of August, 2004

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


                                 HSBC Holdings PLC
                       2004 INTERIM RESULTS - HIGHLIGHTS

   -Operating income up 35 per cent to US$25,028 million (US$18,507 million in the first half of 2003).

For the half year (excluding goodwill amortisation):

   -Operating profit before provisions up 41 per cent to US$12,685 million
    (US$9,017 million in the first half of 2003).

   -Group pre-tax profit up 49 per cent to US$10,251 million (US$6,879 million in the first half of 2003).

   -Attributable profit up 48 per cent to US$7,229 million (US$4,873 million in the first half of 2003).

   -Return on average invested capital of 16.5 per cent (14.2 per cent in the first half of 2003).

   -Earnings per share up 40 per cent to US$0.67 (US$0.48 in the first half of 2003).

For the half year (as reported):

   -perating profit before provisions up 41 per cent to US$11,802 million
    (US$8,385 million in the first half of 2003).

   -Group pre-tax profit up 53 per cent to US$9,368 million (US$6,112 million in the first half of 2003).

   -Attributable profit up 55 per cent to US$6,346 million (US$4,106 million in the first half of 2003).

   -Return on average shareholders' funds of 16.0 per cent (13.5 per cent in the first half of 2003).

   -Basic earnings per share up 41 per cent to US$0.58 (US$0.41 in the first half of 2003).

Dividend and capital position:

   -Second interim dividend of US$0.13 per share, which, together with the first interim dividend of US$0.13 per share already paid, represents an increase of 8 per cent over the first interim dividend for 2003.

   -Tier 1 capital ratio of 9.3 per cent; total capital ratio of 12.4 per cent.

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$9,368 MILLION

HSBC made a profit on ordinary activities before tax of US$9,368 million, a rise of US$3,256 million, or 53 per cent, over the same period in 2003. Household contributed US$1,900 million in the first half of the year compared with a contribution, from the date of acquisition, of US$536 million in 2003.

Net interest income of US$15,106 million was US$3,885 million, or 35 per cent, higher than for the same period in 2003 mainly due to the additional three months' contribution from Household compared to the first half of 2003. On an underlying basis and at constant currency, net interest income increased by 4 per cent.

Other operating income rose by US$2,636 million, or 36 per cent, to US$9,922 million over the same period in 2003. On an underlying basis and at constant currency, the increase was 15 per cent and reflected strong growth in fees and commissions across all customer groups as well as a strong performance within Global Markets.

Operating expenses, excluding goodwill amortisation, of US$12,343 million were US$2,853 million, or 30 per cent, higher than in the first half of 2003. On an underlying basis and expressed in terms of constant currency, operating expenses increased by 8 per cent.

HSBC's cost:income ratio, excluding goodwill amortisation, decreased to 49.3 per cent in the first half of 2004 from 51.3 per cent in the same period in 2003.

The charge for bad and doubtful debts rose by US$429 million to US$2,803 million in the first half of 2004 when compared with the same period in 2003. There were two key drivers to this change. The increase included an additional quarter's charge from Household amounting to US$1,294 million. Offsetting this, there were substantially fewer large specific provisions required in the corporate sector, and the improving economic environment and outlook in both the US and Hong Kong generated lower requirements for both specific and general provisions, resulting in higher levels of recoveries and releases in both categories.

Gains on disposal of investments of US$317 million were US$53 million higher than in the first half of 2003.

The tier 1 capital and total capital ratios for the Group remained strong at 9.3 per cent and 12.4 per cent, respectively, at 30 June 2004.

The Group's total assets at 30 June 2004 were US$1,154 billion, an increase of US$120 billion, or 12 per cent, since 31 December 2003.

Geographical distribution of results



                                Half-year to         Half-year to           Half-year to
Figures in US$m                   30Jun04              30Jun03                31Dec03
                                  -------              -------                -------

Profit before tax (excluding
  goodwill amortisation)

                                          %                       %                       %
Europe                     3,067       29.8        2,380       34.7        2,482       33.1
Hong Kong                  2,580       25.2        1,843       26.8        1,887       25.1
Rest of Asia-Pacific         973        9.5          753       10.9          673        8.9
North America              3,471       33.9        1,833       26.6        2,424       32.2
South America                160        1.6           70        1.0           56        0.7
                          10,251      100.0        6,879      100.0        7,522      100.0
Goodwill amortisation       (883)                   (767)                   (818)
Group profit before tax    9,368                   6,112                   6,704
Tax on profit on ordinary
  activities              (2,368)                 (1,554)                 (1,566)
Profit on ordinary
  activities after tax     7,000                   4,558                   5,138
Minority interests          (654)                   (452)                   (470)
Profit attributable        6,346                   4,106                   4,668
Profit attributable
  (excluding goodwill
  amortisation)            7,229                   4,873                   5,486

Distribution of results by customer group


                                Half-year to         Half-year to           Half-year to
Figures in US$m                   30Jun04              30Jun03                31Dec03
                                  -------              -------                -------
Profit/(loss) before tax
  (excluding goodwill
  amortisation)

                                          %                       %                       %
Personal Financial
  Services                 2,615       25.5        2,082       30.3        1,926       25.6
Consumer Finance^          2,117       20.7          649        9.4        1,576       21.0
Total Personal Financial
  Services                 4,732       46.2        2,731       39.7        3,502       46.6

Commercial Banking         2,191       21.4        1,647       23.9        1,511       20.1
Corporate, Investment
  Banking and Markets      2,764       27.0        2,237       32.5        2,206       29.3
Private Banking              345        3.4          268        3.9          295        3.9
Other                        219        2.0           (4)         -            8        0.1
Group profit before tax
  (excluding goodwill
  amortisation)           10,251      100.0        6,879      100.0        7,522      100.0
Goodwill amortisation       (883)                   (767)                   (818)
Group profit before tax    9,368                   6,112                   6,704



^Comprises Household International's consumer finance business and the US residential mortgages acquired by HSBC Bank USA from Household International and its correspondents since December 2003.

Comment by Sir John Bond, Group Chairman

We delivered a solid performance in the first half of 2004. Indeed, the absolute level of profits was the highest we have achieved in a six-month period. Our results reflect sound underlying revenue growth, a disciplined management of costs while investing for the future, and improved productivity. They are also a measure of the progress we are making in harnessing the strengths of our business across all geographical regions and all our customer groups.

We grew profit attributable to shareholders by 55 per cent to US$6.3 billion. Excluding the amortisation of goodwill, profit attributable, which is the basis used to benchmark dividend proposals, was US$7.2 billion, an increase of 48 per cent. This represents US$0.67 per share, an increase of 40 per cent over the first half of 2003. In line with the programme of dividends announced with our 2003 results, the Directors have approved a second interim dividend of US$0.13 per share which will be payable on 6 October 2004. This brings the total dividend declared to date to US$0.26 per share, an increase of 8 per cent against the dividend declared at the same stage last year.

The background to our results was one of improving economic conditions in many of our most important markets compared with the first half of 2003, particularly in the US and Hong Kong.

There was, thankfully, no repetition of the outbreak of SARS which had so severely affected a number of countries in Asia in the first half of 2003. Hong Kong's economy achieved a significantly higher rate of growth, buoyed by rising business and consumer confidence and by measures taken by the Chinese authorities to allow increased tourism from mainland China. Both the property market and employment levels improved. These factors in turn contributed to renewed activity in the stock market which encouraged greater investment flows, particularly from private investors.

The US economy is expected to have achieved real GDP growth of around 5 per cent in the first six months of 2004. Employment levels began to rise after three years of decline. Over one million new jobs were created in the period as the full effects of earlier monetary and fiscal stimuli began to feed through. Rising property prices and tax cuts helped consumer spending to continue growing at a healthy rate.

The UK economy was resilient, with employment levels remaining strong. Interest rate rises during the first half appear not to have dampened consumer confidence.

Against this background, we continued to invest in the future of HSBC and implementation of our new five-year strategic plan is well under way. In the first six months of 2004, we have taken a number of significant initiatives in line with the plan.

We have started to reorganise our business in the UK to improve productivity and customer contact. Some of the measures we are taking in the UK are painful but they are essential, and there are already signs that they are yielding results in terms of business growth. Meanwhile, our creation of 1,000 new customer-facing roles will strengthen the service levels that we want HSBC to be known for.

Elsewhere, we have expanded our network of branches in Asia and, on 24 June, we confirmed that The Hongkong and Shanghai Banking Corporation Limited is in discussions to acquire 19.9 per cent of Bank of Communications in China. Those discussions have gone well and we have now reached agreement in principle on the terms of our investment. We expect to make a further announcement shortly. We have deployed a growing amount of work internationally through the further development of our Group Service Centres. We have upgraded and expanded through selective recruitment our markets and investment banking capabilities. Above all, we are reconfiguring our business in response to the transforming effects which technology has on our relationship with our customers.

We made good progress in all customer groups during this half-year. It is particularly pleasing to note that we have achieved strong organic growth in many of our established markets which have not benefited from our acquisition activity over the past few years. For example, we increased pre-tax profits in the Middle East by 27 per cent to US$159 million and in India by 36 per cent to US$98 million. In Hong Kong, fees and commissions rose by 40 per cent to reach US$904 million. This represents compound annual growth of 16 per cent since the first half of 1999.

Personal Financial Services ('PFS')

Our priority in PFS is to meet the financial needs of our customers in an efficient and informed way so that we build and retain strong, valued relationships with them.

During the first half of the year, we continued to grow our customer base profitably, with increasing numbers of customers choosing to access us online. The progressive expansion of our customer relationship management systems, the deployment of technologies and techniques from Household and the roll-out of segmentation models all contributed to increased sales. In May, we gained our one-millionth HSBC Premier customer, with cross-sales to this, our most valuable customer segment, remaining very strong.

The improved economic environment, combined with collaborative initiatives between PFS and Household, has allowed us to expand profitably our personal credit business. At the same time, improved stock market sentiment and rising equity prices reinvigorated retail interest in investment products.

   -In the UK, we achieved record mortgage sales through our 'One great rate' campaign, which allowed customers to choose between a fixed or variable rate mortgage offered at the same price. This led to an 18 per cent growth in mortgage balances. Last month, Moneyfacts named HSBC the best value mortgage lender in the UK. Also in the UK, we achieved strong growth in current accounts and, through more effective marketing, in savings, personal lending and credit card balances. Our fee income benefited from increased sales of repayment protection products.

   -First Direct in the UK acquired more current account customers than any other direct bank in the first half of the year and it remains the country's top bank for service and customer recommendation.

   -In Hong Kong, sales of unit trusts and capital-protected investment products reached record levels. Retail brokerage flows were also strong in Hong Kong and in Canada. In insurance, HSBC led the market in new regular premium life sales in the first quarter of 2004, with a market share of 24.9 per cent. Insurance income in total grew by 50 per cent, or US$71 million, over the same period in 2003. We also benefited from an improved personal credit environment leading to lower provisioning requirements.

   -In Hong Kong, a mature credit card market, we concentrated on card usage and, as a result, spending on HSBC-issued cards grew by 43 per cent.

   -With the launch of HSBC Premier in April 2004, Mexico became the 32nd country to offer this service. Deposit growth has accelerated with current account balances up 15 per cent to US$5.5 billion since June 2003. Acquisitions in the insurance and pensions businesses in the second half of 2003 also contributed to the overall strong revenue growth within our PFS franchise. HSBC Mexico's market share of international remittances from the US has increased substantially and collaborative efforts with Household effectively position us to further capitalise on this high growth market.

   -Our Middle East business has refocused its sales activities and this has resulted in good all-round growth, particularly in the cards business where the base has increased by 35 per cent. The June launch of HSBC Amanah as the dedicated brand for our Shariah-compliant products and services is being well received in the Middle East as well as in Indonesia, Malaysia, Singapore, the UK and the US.

   -In South America, the integration of the Losango consumer finance business acquired at the end of 2003 has progressed well. The combined customer base and enhanced capabilities have resulted in significantly increased personal business in the region.

   -We continue to innovate for the benefit of our customers and to introduce new products and services to our key markets. Amongst our most recent initiatives are a new retirement service in France, and new insurance-linked, capital-protected investment products in Hong Kong. In the US, we have introduced free current account services and also launched our first marketing initiatives aimed specifically at the fast-growing Hispanic and Latino communities.

Consumer Finance

The integration of Household into HSBC is virtually complete. The potential we saw in providing wider access to Household's technology and marketing skills and from using its experience in consumer credit management and retail services in the rest of our Group is now being realised.

The roll-out of Household's WHIRL credit card system will enable us to accelerate the geographical build up of cards in a number of countries. Household's experience in retail services was crucial in helping HSBC win the competitive tender for Marks and Spencer's financial services business in July. Household is also supporting the development of our consumer credit business in Mexico and Brazil by providing staff and access to its technology and collection processes.

Driven by improved economic conditions and the benefits of integration with HSBC, Household's performance in the first half of 2004 was strong.

   -Compared with a year ago, Household achieved underlying growth in customer loans of 13 per cent despite increased competition in the sector.

   -Delinquency trends were positive across all products and maturities.

   -The combination of HSBC and Household has opened a 'near prime' real estate secured lending opportunity which offers continuing lending growth at attractive margins.

   -Funding synergies continue to afford Household access to wider sources of funds at competitive rates.

Commercial Banking ('CMB')

Our commercial banking customer base remains a core area of focus and development. During the first half of 2004, we expanded sales support covering this segment and made further progress in building cross-border business and referrals. We also enhanced our business internet banking service and invested further in customer relationship management systems and related marketing support. The results were encouraging.

   -Underlying revenue grew by 9 per cent, more than double the rate of cost growth, driven by higher fee and commission income as we expanded sales of trade finance, credit and insurance services.

   -Cross-border business referrals into China and between the US and Canada grew strongly. Two further regional cross-border initiatives - between the UK, France and Germany, and between Brazil and Argentina - were launched.

   -Supporting this growth, we added specialist Business Banking Centres in Hong Kong and relationship-managed more top tier customers through our Corporate Banking Centres in the UK, France and Canada.

   -Trade finance activity was particularly strong in the Middle East and Asia with significant growth recorded in our businesses in Japan, Malaysia and China.

   -We have grown business internet banking customer numbers by over 50 per cent since June 2003 and seen a significant increase in revenues. Internet banking transaction volumes increased in Mexico, and in the UK we achieved particular success in enrolling new customers.

   -Joint initiatives between Household's retail services business and HSBC's corporate customers generated a growing number of leads. New business was booked in Canada, the US, and in Brazil, where new business from the Losango acquisition is well ahead of expectations.

Corporate, Investment Banking and Markets ('CIBM')

The planned investment to upgrade the product and service capabilities of our CIBM businesses is on track. During the first half of 2004, over 700 people were recruited and our restructuring saw a similar number of staff departures. Some 90 per cent of planned senior hires have now been made. Growing revenues have helped to fund this investment.

   -In our Global Markets business, revenues were higher than in the first half of 2003. We added to our trading and sales capabilities in areas such as derivatives and structured products, contributing to the growth in revenues. New hires significantly enhanced our capabilities in convertibles, asset-backed securities, mortgage-backed securities and emerging market debt. Equities sales and trading, now integrated with our Global Markets business, was profitable in the first half on higher revenue, compared with a loss in the first half of 2003.

   -Corporate and Institutional Banking continued to invest in people and infrastructure, appointing new business heads in a number of key countries, upgrading client relationship managers to improve client servicing and enhancing management information systems. Improved economic conditions led to restructuring and refinancing activity internationally that allowed HSBC to recover provisions against impaired loans.

   -Within Global Transaction Banking our custody business has benefited significantly from strong market sentiment and investment flows across markets within Asia-Pacific. The custody and funds administration businesses of HSBC and Bank of Bermuda were integrated quickly and successfully. Major mandates won during the first half of 2004 included the outsourcing by Gartmore of its back office operation.

   -Our Debt Finance and Advisory business performed well. Worldwide, our share of international bond issuance rose to 4.5 per cent from 3.8 per cent in the same period in 2003. In Asia, we maintained our position as the leading arranger and underwriter. We made significant progress in Europe and the Americas, arranging major financing transactions for clients, including a US$11.8 billion multi-tranche financing for Network Rail and a US$1.5 billion issue for Petroleos Mexicanos (PEMEX).

   -Even at this early stage of the development of our Global Investment
    Banking advisory business there was an encouraging improvement in the scope of mandates awarded. Significant appointments included acting as financial adviser to Saudi Arabian Oil Co. on its acquisition of a stake in Showa Shell Sekiyu K.K. (Japan) from the Royal Dutch/Shell Group, and acting as joint global co-ordinator of Ping An Insurance Co.'s US$1.84 billion initial public offering, the largest IPO in Hong Kong in the period.

Private Banking

Private Banking achieved broadly based growth across the business. Revenue growth comfortably exceeded cost growth and contributed to a pre-tax profit of US$345 million which, adjusting for acquisitions and business transfers, represented an underlying increase of 29 per cent.

The rebranded business, HSBC Private Bank, expanded its range of services in Singapore following the receipt of a wholesale banking licence in 2003. It also grew in Malaysia, where we established an onshore presence, and in Sweden and Greece where we opened representative offices.

Good progress has been made in integrating Bank of Bermuda's Private Client Services business with HSBC's. As a result, HSBC Private Bank's Global Wealth Solutions business is now one of the world's largest international private trust and fiduciary administrators, operating from 23 locations.

   -Positive flows into the HSBC Private Bank Funds and our alternative investment capability have attracted US$3.8 billion of new assets since 30 June 2003. Total client assets invested in hedge funds increased to US$18 billion.

   -Strategic Investment Solutions has attracted US$610 million in client assets since its launch in July 2003, reflecting client demand for open architecture products.

   -Lending to clients, their families and related structures has grown by 30 per cent since 30 June 2003.

Credit Quality

One important aspect of the improving economic climate has been the favourable effect on credit quality, particularly in the US and Hong Kong. Improving levels of employment, steadily rising property prices and resilient consumer confidence are all key factors in our evaluation of portfolio provisioning requirements. As a result of our assessment of the current benign credit environment, and historic loss rates, some US$245 million of general provisions were released in North America and Hong Kong.

In the UK, we paid considerable attention to our consumer portfolios given the level of sensitivity within these businesses to rises in either interest rates or unemployment. Although there is some evidence of deterioration, our experience of arrears, repossessions and losses has continued to compare favourably with industry averages. This reflects HSBC's long-standing traditions of lending conservatively and providing early support for customers who find themselves in difficulties.

Corporate credit experience remained highly favourable compared with historical trends. Improved sentiment in the corporate sectors afforded further restructuring opportunities which allowed us to recover provisions as companies refinanced.

There were no concentrations of industry or geographical exposures emerging in the first half of 2004 that were of significance in terms of credit risk exposure.

Bank of Bermuda

The acquisition of Bank of Bermuda was completed in February this year, and integration is proceeding well. We are delighted with the reaction of customers who see our investment as strengthening our capabilities in funds administration and trust services, as well as bringing additional products to an important commercial banking presence in Bermuda. The current trend in the fund management industry to offer an increasing number of alternative investment strategies is accelerating the move towards outsourcing fund administration. Our combined strengths have already been successful in attracting sizeable new mandates. Similarly, in supporting Bermuda's reinsurance industry, HSBC's capital strength is allowing Bank of Bermuda to expand its coverage of this important sector. The synergies we identified at the time of the acquisition are on track and we expect the integration process to be substantially completed by the end of 2004.

Outlook

When I described the outlook for our businesses on reporting our full year results for 2003, there were many questions and uncertainties. How sustainable were the early signs of recovery in the United States and Hong Kong? Could China manage to slow its economy softly? When global interest rates began to rise, would the rate of change be gradual and predictable? Had consumer indebtedness in Western markets reached unmanageable levels? What would be the impact of the continued threat of international terrorism? Would the growing burden of regulation stifle innovation or investment?

As our results for the first half of this year demonstrate, my colleagues have found opportunities within this challenging environment to deliver our strongest ever performance in a six-month period. Although trading conditions in our Global Markets business in the second quarter were less buoyant than in the first, there are no obvious signs of significant deterioration. The current operating environment remains favourable.

However, the global imbalances which brought about such uncertainties remain. It would be unwise to relax, particularly when the last 18 months have seen a significant build-up of capital reserves within the financial services industry and while capital investment in the West has remained muted. The risk of market disruption rises as financial institutions use increasingly similar technology to manage risk. The possibility of volatility also increases as the investment sector becomes more highly geared in search of better returns.

We remain focused on these issues. Our strength lies in the broad diversification of our revenues by geography and by customer group. It also rests on delivering the revenue growth and cost control objectives of our current strategic plan. That is the challenge before us now. I know that my colleagues around the world, talented and industrious as they are, are committed to meeting it.

Financial Overview



30Jun03     31Dec03       Half-year to                                             30Jun04
   US$m        US$m                                                       US$m        GBPm        HK$m
                          For the half-year
                          (excluding goodwill amortisation)

  6,879       7,522       Profit before tax                             10,251       5,628      79,825
  4,873       5,486       Profit attributable to shareholders            7,229       3,969      56,292
                          For the half-year (as reported)
  6,112       6,704       Profit before tax                              9,368       5,143      72,949
  4,106       4,668       Profit attributable to shareholders            6,346       3,484      49,416
  2,589       3,943       Dividends                                      2,853       1,566      22,216

                          At period-end
 69,467      74,473       Shareholders' funds^                          79,259      43,672     618,220
 66,881      74,042       Capital resources                             81,075      44,672     632,385
623,318     643,556       Customer accounts and deposits by banks      732,338     403,518   5,712,237
981,866   1,034,216       Total assets^                              1,153,932     635,817   9,000,670
569,613     618,662       Risk-weighted assets                         655,695     361,288   5,114,421

    US$         US$       Per share                                        US$         GBP         HK$
   0.48        0.51       Earnings (excluding goodwill amortisation)      0.67        0.37        5.22
   0.41        0.43       Basic earnings                                  0.58        0.32        4.52
   0.40        0.43       Diluted earnings                                0.58        0.32        4.52
   0.24        0.36       Dividends^^                                     0.26        0.14        2.03
   6.41        6.79       Net asset value^                                7.19        3.96       56.08

                          Share information
 10,841      10,960       US$0.50 ordinary shares in issue (million)    11,026
 US$128      US$172       Market capitalisation (billion)               US$165
GBP7.16     GBP8.78       Closing market price per share               GBP8.20
                          Total shareholder return to 30Jun04^^^          HSBC   Benchmark
                                  - over 1 year                            121         112
                                  - since 1 January 2004                    96         101

^The figures for June 2003 have been restated to reflect the adoption of Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares' and 38 'Accounting for ESOP Trusts', details of which are set out in Note 1 on page 17.

^^The second interim dividend of US$0.13 per share is translated at the closing rate on 30 June 2004 (see Note 8 on page 22). Where required, this dividend will be converted into sterling or Hong Kong dollars at the exchange rates on 27 September 2004 (see Note 2 on page 17).

^^^Total shareholder return (TSR) is as defined in the Annual Report and Accounts 2003 on page 217.



30Jun03   31Dec03                 Half-year to                                 30Jun04

                            Performance ratios (%)

                            Excluding goodwill amortisation
   14.2      13.3           Return on average invested capital^                   16.5

   25.0      24.4           Return on average net tangible equity^^,^^^           28.1

   1.23      1.19           Post-tax return on average tangible assets^^^         1.46

   2.17      1.99           Post-tax return on average risk-weighted assets       2.49

                            On a reported basis
   13.5      12.6           Return on average shareholders' funds^^^              16.0

   1.03      1.00           Post-tax return on average total assets^^^            1.26

   1.86      1.71           Post-tax return on average risk-weighted assets       2.21

                            Efficiency and revenue mix ratios
   51.3      51.4           Cost:income ratio (excluding goodwill amortisation)   49.3

                            As a percentage of total operating income:

   60.6      63.7           - net interest income                                 60.4

   39.4      36.3           - other operating income                              39.6

   25.3      25.3           - net fees and commissions                            25.4

    6.8       4.1           - dealing profits                                      5.5

                            Capital ratios
    8.5       8.9           - tier 1 capital                                       9.3

   11.7      12.0           - total capital                                       12.4



^Return on invested capital is based on attributable profit excluding goodwill amortisation adjusted for depreciation attributable to revaluation surpluses. Average invested capital is measured as shareholders' funds after adding back goodwill amortised and goodwill previously written-off directly to reserves and after deducting property revaluation reserves. This measure reflects capital initially invested and subsequent profit (excluding goodwill amortisation).

^^Attributable profit excluding goodwill amortisation divided by average shareholders' funds after deduction of average purchased goodwill.

^^^The figures for June 2003 have been restated to reflect the adoption of Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares' and 38 'Accounting for ESOP Trusts', details of which are set out in Note 1 on page 17.

Consolidated Profit and Loss Account



30Jun03    31Dec03        Half-year to                                               30Jun04
   US$m       US$m                                                             US$m     GBPm      HK$m

 18,206     21,762        Interest receivable                                23,478   12,889   182,823
 (6,985)    (7,385)       Interest payable                                   (8,372)  (4,596)  (65,193)

 11,221     14,377        Net interest income                                15,106    8,293   117,630

  7,286      8,188        Other operating income                              9,922    5,447    77,263

 18,507     22,565        Operating income                                   25,028   13,740   194,893

                          Operating expenses excluding goodwill
 (9,490)   (11,592)         amortisation                                    (12,343)  (6,776)  (96,115)

   (632)      (818)       Goodwill amortisation                                (883)    (485)   (6,876)

  8,385     10,155        Operating profit before provisions                 11,802    6,479    91,902

 (2,374)    (3,719)       Provisions for bad and doubtful debts              (2,803)  (1,539)  (21,827)
                          Provisions for contingent liabilities and
    (56)        12          commitments                                        (109)     (60)     (849)
    (60)       (46)       Amounts written off fixed asset investments            16        9       125

  5,895      6,402        Operating profit                                    8,906    4,889    69,351
   (124)         8        Share of operating profit/(loss) in joint ventures      4        2        31
     92        129        Share of operating profit in associates               119       65       927

                          Gains/(losses) on disposal of:
    264        187        - investments                                         317      175     2,469
    (15)       (22)       - tangible fixed assets                                22       12       171

  6,112      6,704        Profit on ordinary activities before tax            9,368    5,143    72,949

 (1,554)    (1,566)       Tax on profit on ordinary activities               (2,368)  (1,300)  (18,440)

  4,558      5,138        Profit on ordinary activities after tax             7,000    3,843    54,509

                          Minority interests:
   (261)      (226)       - equity                                             (330)    (181)   (2,570)
   (191)      (244)       - non-equity                                         (324)    (178)   (2,523)

  4,106      4,668        Profit attributable to shareholders                 6,346    3,484    49,416

 (2,589)    (3,943)       Dividends                                          (2,853)  (1,566)  (22,216)

  1,517        725        Retained profit for the period                      3,493    1,918    27,200

Consolidated Balance Sheet

At 30Jun03^   At 31Dec03                                                          At 30Jun04

       US$m         US$m                                                   US$m         GBPm        HK$m
                           ASSETS
      9,509        7,661   Cash and balances at central banks            10,103        5,567      78,803
                           Items in the course of collection
      8,706        6,628     from other banks                             8,641        4,761      67,400
     21,348       20,391   Treasury bills and other eligible bills       30,525       16,819     238,095
                           Hong Kong Government certificates
      9,977       10,987     of indebtedness                             10,984        6,052      85,674
    116,012      117,173   Loans and advances to banks                  140,188       77,244   1,093,466
    503,625      528,977   Loans and advances to customers              594,875      327,776   4,640,025
    189,991      205,722   Debt securities                              225,349      124,167   1,757,722
     11,764       12,879   Equity shares                                 14,048        7,740     109,574
         85           10   Interests in joint ventures                       10            6          78
      1,177        1,263   Interests in associates                        1,411          777      11,006
        683          690   Other participating interests                    867          478       6,763
     26,786       28,640   Goodwill and intangible assets                28,029       15,444     218,626
     14,548       15,748   Tangible fixed assets                         16,922        9,324     131,992
     56,522       63,128   Other assets                                  57,109       31,468     445,452
     11,133       14,319   Prepayments and accrued income                14,871        8,194     115,994
    981,866    1,034,216   Total assets                               1,153,932      635,817   9,000,670

                           LIABILITIES
                           Hong Kong currency notes in
      9,977       10,987     circulation                                 10,984        6,052      85,674
     75,771       70,426   Deposits by banks                             97,307       53,616     758,995
    547,547      573,130   Customer accounts                            635,031      349,902   4,953,242
                           Items in the course of transmission to
      5,965        4,383     other banks                                  6,923        3,815      53,999
    144,502      153,562   Debt securities in issue                     164,760       90,783   1,285,128
     83,874       94,669   Other liabilities                            106,120       58,472     827,738
      9,363       13,760   Accruals and deferred income                  12,073        6,652      94,169
                           Provisions for liabilities and charges
      1,373        1,670   - deferred taxation                            1,908        1,051      14,882
      5,531        5,078   - other provisions                             5,237        2,886      40,849
                           Subordinated liabilities
      3,559        3,617   - undated loan capital                         3,617        1,993      28,213
     17,189       17,580   - dated loan capital                          18,258       10,060     142,412
                           Minority interests
      2,193        2,162   - equity                                       2,325        1,281      18,135
      5,555        8,719   - non-equity                                  10,130        5,582      79,014
      5,421        5,481   Called up share capital                        5,513        3,038      43,001
     64,046       68,992   Reserves                                      73,746       40,634     575,219
     69,467       74,473   Shareholders' funds                           79,259       43,672     618,220
    981,866    1,034,216   Total liabilities                          1,153,932      635,817   9,000,670



^The figures for June 2003 have been restated to reflect the adoption of Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares' and 38 'Accounting for ESOP Trusts', details of which are set out in Note 1 on page 17.

Consolidated Cash Flow Statement


                                            Half-year to   Half-year to   Half-year to
Figures in US$m                                  30Jun04       30Jun03^        31Dec03

Net cash inflow from operating activities         32,292         14,481          8,194

Dividends received from associated undertakings       47             45             63

Returns on investments and servicing of
  finance:
Interest paid on finance leases and similar hire
  purchase contracts                                 (20)           (18)           (19)
Interest paid on subordinated loan capital          (385)          (374)          (508)
Dividends paid to minority interests - equity       (280)          (317)          (197)
                                     - non-equity   (321)          (243)          (149)
Net cash outflow from returns on investments and
  servicing of finance                            (1,006)          (952)          (873)

Taxation paid                                     (2,148)        (1,100)        (1,531)

Capital expenditure and financial investments:
Purchase of investment securities               (182,179)       (90,958)      (127,238)
Proceeds from sale and maturities of
  investment securities                          170,358         87,630        118,469
Purchase of tangible fixed assets                 (1,125)          (657)        (1,324)
Proceeds from sale of tangible fixed assets          202            259             87
Purchase of intangible assets                          -            (87)             -
Net cash outflow from capital expenditure and
  financial investments                          (12,744)        (3,813)       (10,006)

Acquisitions and disposals:
Net cash outflow from acquisition of and
  increase in stake in subsidiary undertakings    (1,176)        (1,151)          (986)
Net cash inflow from disposal of subsidiary
  undertakings                                         -              -            556
Purchase of interest in associated undertakings
  and other participating interests                 (447)           (40)            (7)
Proceeds from disposal of associated undertakings
  and other participating interests                  152              2              1
Net cash outflow from acquisitions and disposals  (1,471)        (1,189)          (436)

Equity dividends paid                             (3,057)        (2,625)        (1,617)

Net cash inflow/(outflow) before financing        11,913          4,847         (6,206)

Financing:
Issue of ordinary share capital                       86            432            413
Net purchases and sales of own shares for market
  making purposes                                     16            (11)          (127)
Purchases of own shares to meet share awards and
  share option awards                               (429)          (271)           (30)
Own shares released on vesting of share awards
  and exercise of share options                       53            100             81
Net increase in non-equity minority interests      1,481          1,029          2,869
Subordinated loan capital issued                   1,082          1,274          1,084
Subordinated loan capital repaid                    (356)          (492)          (972)
Net cash inflow from financing                     1,933          2,061          3,318
Increase/(decrease) in cash                       13,846          6,908         (2,888)



^The figures for June 2003 have been restated to reflect the adoption of Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares' and 38 'Accounting for ESOP Trusts', details of which are set out in Note 1 on page 17.

Other Primary Financial Statements

Statement of total consolidated recognised gains and losses for the half-year to



30Jun03   31Dec03                                                              30Jun04
   US$m      US$m                                                                 US$m

  4,106     4,668   Profit for the period attributable to shareholders           6,346
                    Unrealised surplus/(deficit) on revaluation of investment
                      properties:
    (24)       (4)  - Subsidiaries                                                  38
      -       (10)  - Associates                                                     -
                    Unrealised surplus/(deficit) on revaluation of land and
                      buildings (excluding investment properties):
   (214)      (78)  - Subsidiaries                                                 723
  2,208     3,110   Exchange and other movements                                  (789)
  1,970     3,018   Total other recognised gains and losses                        (28)
  6,076     7,686   Total recognised gains and losses for the period             6,318

Reconciliation of movements in consolidated shareholders' funds for the half-year to

30Jun03^   31Dec03                                                             30Jun04
    US$m      US$m                                                                US$m

   4,106     4,668   Profit for the period attributable to shareholders          6,346

  (2,589)   (3,943)  Dividends                                                  (2,853)
   1,517       725                                                               3,493
   1,970     3,018   Other recognised gains and losses relating to the period      (28)
     447       415   New share capital subscribed, net of costs                     86
                     Purchases of own shares to meet share awards and share
    (271)      (30)    option awards                                              (429)
      90        72   Own shares released on exercise of options                     58
      10         9   Amortisation of shares in restricted share plan                15
     (11)     (127)  Net purchases and sales of own shares for market making
                       purposes                                                     16
                     Total net change in shareholders' funds arising from own
    (182)      (76)    shares adjustments                                         (340)
     (17)      (24)  Reserve in respect of obligations under CCF share option      (44)
                     New share capital issued in connection with the acquisition
  13,405         -     of Household                                                  -
                     Net reserve in respect of obligations under Household
     112       (28)    share options                                                (5)
                     Net reserve in respect of the equity component of Household
                       8.875 per cent Adjustable Conversion-Rate Equity Security
       6        (3)    Units                                                        (1)
     444       979   Amounts arising on shares issued in lieu of dividends       1,625
  17,702     5,006   Net addition to shareholders' funds                         4,786
  51,765    70,290   Shareholders' funds at beginning of period as reported     74,473
       -      (823)  Prior period adjustment (as explained in Note 1)                -
  51,765    69,467   Shareholders' funds at beginning of period restated        74,473
  69,467    74,473   Shareholders' funds at end of period                       79,259



^The figures for June 2003 have been restated to reflect the adoption of Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares' and 38 'Accounting for ESOP Trusts', details of which are set out in Note 1 on page 17.


Additional Information

1. Accounting policies

The accounting policies adopted are consistent with those described in the Annual Report and Accounts 2003.

The presentation in the financial statements of shares in HSBC Holdings held by HSBC changed in December 2003 following the adoption of the Urgent Issues Task Force ('UITF') Abstract 37 'Purchases and sales of own shares' and UITF Abstract 38 'Accounting for ESOP Trusts'. HSBC Holdings shares held on HSBC's own account are now deducted from shareholders' funds; previously they were included in equity shares and other assets. No gains or losses are recognised in the profit and loss account on purchases, sales or cancellations of own shares. The change in accounting policy has been reflected by way of a prior period adjustment. Comparative figures for June 2003 have been restated as follows:

Consolidated profit and loss account

UITF Abstract 38 does not impact on the profit and loss account. Profit and loss account comparative figures for June 2003 have not been restated upon the adoption of UITF Abstract 37 as the effect is immaterial.

Statement of reclassifications as a result of UITF Abstracts 37 and 38:

Consolidated balance sheet
Figures in US$m                 Other assets   Equity shares   Reserves

At 30 June 2003
Under previous policy^                56,617          12,492     64,869
Impact of UITF Abstracts 37
  and 38                                 (95)           (728)      (823)
Under new policy                      56,522          11,764     64,046

^Other assets excludes US$168 million of intangible assets, which have now been combined with goodwill on the face of the balance sheet.

2. Dividend

The Directors have declared a second interim dividend for 2004 of US$0.13 per ordinary share. The dividend will be payable on 6 October 2004 to shareholders on the Register at the close of business on 20 August 2004. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates on 27 September 2004, with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 1 September 2004, and elections will be required to be made by 22 September 2004.

The dividend payable in cash on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, will be converted into euros at the exchange rate on 27 September 2004 and will be payable on 6 October 2004 through CCF, HSBC's paying agent. Particulars of these arrangements will be announced through Euronext Paris on 18 August and 25 August 2004.
The dividend payable on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, will be paid on 6 October 2004 to holders of record on 20 August 2004. The dividend of US$0.65 per ADS will be payable in cash, in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be mailed to holders on or about 30 August 2004, and elections will be required to be made by 15 September 2004. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

HSBC Holdings ordinary shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 18 August 2004 and in Paris on 23 August 2004. The ADSs will be quoted ex-dividend in New York on 18 August 2004.

3. Earnings and dividends per share

                                     Half-year to   Half-year to   Half-year to
Figures in US$                            30Jun04        30Jun03        31Dec03

Earnings per share (excluding
  goodwill amortisation)                     0.67           0.48           0.51
Basic earnings per share                     0.58           0.41           0.43
Diluted earnings per share                   0.58           0.40           0.43
Dividend per share                           0.26           0.24           0.36
Dividend pay out ratio^                        39%            50%            71%

^Dividends per share expressed as a percentage of earnings per share (excluding goodwill amortisation).

Basic earnings per ordinary share was calculated by dividing the earnings of US$6,346 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 10,860 million (first half of 2003: earnings of US$4,106 million and 10,066 million shares; second half of 2003: earnings of US$4,668 million and 10,770 million shares).

Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares (including share options outstanding not yet exercised), by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of all the dilutive potential ordinary shares of 11,005 million (first half of 2003: 10,161 million shares; second half of 2003: 10,911 million shares).

The earnings per share (excluding goodwill amortisation) was calculated by dividing the profit attributable to shareholders excluding goodwill amortisation by the weighted average number of ordinary shares outstanding.

4. Taxation

                                     Half-year to   Half-year to   Half-year to
Figures in US$m                           30Jun04        30Jun03        31Dec03

UK corporation tax charge                     357            225            322

Overseas taxation                           1,474          1,219          1,371
Joint ventures                                  2              -              1
Associates                                      9              8             11

Current taxation                            1,842          1,452          1,705

Deferred taxation                             526            102           (139)

Total charge for taxation                   2,368          1,554          1,566

Effective tax rate                           25.3%          25.4%          23.4%

HSBC Holdings and its subsidiary undertakings in the United Kingdom provided for UK corporation tax at 30 per cent, the rate for the calendar year 2004 (2003: 30 per cent). Overseas tax included Hong Kong profits tax of US$353 million (first half 2003: US$250 million; second half 2003: US$233 million) provided at the rate of 17.5 per cent (2003: 17.5 per cent) on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates of taxation.

At 30 June 2004, there were, in total, potential future tax benefits of approximately US$929 million (30 June 2003: US$1,086 million; 31 December 2003:
US$963 million) in respect of trading losses, expenditure charged to the profit and loss account but not yet allowed for tax, and capital losses, which have not been recognised because recoverability of the potential benefits is not considered likely.

Analysis of overall tax charge:

                                     Half-year to   Half-year to   Half-year to
Figures in US$m                           30Jun04        30Jun03        31Dec03

Taxation at UK corporate tax
  rate of 30%                               2,810          1,834          2,011
Impact of overseas profits in
  principal locations taxed at
  different rates^                           (202)          (196)          (170)
Tax-free gains                                (38)           (15)            (2)
Goodwill amortisation not
  tax deductible                              287            238            238
Acquisition accounting
  adjustments not tax effected^^             (136)          (115)          (216)
Adjustments in respect of
  prior period liabilities                   (107)          (113)          (117)
Tax deduction on innovative
  tier 1 capital                              (92)           (51)           (66)
Low income housing credits^^^                 (48)           (15)           (57)
Other items                                  (106)           (13)           (55)
Overall tax charge                          2,368          1,554          1,566
Timing differences
  (deferring tax payable) /
   charging timing differences
   previously deferred                       (526)          (102)           139
Current tax charge                          1,842          1,452          1,705

^A greater proportion of Group profits arose in the United States, which are subject to a higher rate of tax than in the United Kingdom. However, the overall impact of overseas profits taxed at different rates contributed to a reduction of the effective tax rate of 2.2% (first half 2003: 3.2%; second half 2003: 2.5%).

^^The most significant acquisition adjustments arose in respect of certain assets and liabilities which were revalued to their fair value on the purchase of Household International and HSBC Mexico. The difference between the 'fair value' of assets and liabilities, which is included in the accounts, and the previous book value is amortised to the profit and loss account over the life of the relevant assets and liabilities. However, there is no adjustment to the related tax basis of the assets and liabilities. The amortisation resulted in a credit to the profit and loss account of US$390 million and as there is no tax associated with this adjustment to net income, this reduces the effective tax rate for the year.

^^^Low income housing tax credits are tax credits available in the United States which are designed to encourage the provision of rental housing targeted at low income households.

5. Capital resources

                                           At 30Jun04   At 30Jun03   At 31Dec03
Capital ratios (%)

Total capital                                    12.4         11.7         12.0
Tier 1 capital                                    9.3          8.5          8.9

Composition of capital

Figures in US$m

Tier 1:
Shareholders' funds                            79,259       70,290       74,473
Minority interests                              3,955        3,521        3,711
Innovative tier 1 securities                    9,119        4,964        8,094
Less: property revaluation reserves            (2,281)      (1,707)      (1,615)
    : goodwill capitalised and intangible
      assets                                  (29,376)     (28,007)     (29,920)
    : own shares held^                            120         (801)         120
Total qualifying tier 1 capital                60,796       48,260       54,863

Tier 2:
Property revaluation reserves                   2,281        1,707        1,615
General provisions                              2,592        2,816        2,868
Perpetual subordinated debt                     3,609        3,543        3,608
Term subordinated debt                         16,428       14,885       15,795
Minority and other interests in
  tier 2 capital                                  893          556          523
Total qualifying tier 2 capital                25,803       23,507       24,409

Unconsolidated investments                     (4,426)      (3,703)      (4,101)
Investments in other banks                       (934)        (662)        (911)
Other deductions                                 (164)        (521)        (218)
Total capital                                  81,075       66,881       74,042

Total risk-weighted assets                    655,695      569,613      618,662

^The treatment of own shares held for regulatory capital purposes has not changed consequent on the changes to shareholders' funds introduced by Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares' and 38 'Accounting for ESOP trusts', details of which are set out in Note 1 on page 17. The comparative figures as at 30 June 2003 have not therefore been restated. The additions at 30 June 2004 and 31 December 2003 relate primarily to own shares held within long-term assurance policyholders' funds. This reverses their recognition in the own shares held reserve, as insurance companies are treated as unconsolidated investments in regulatory capital calculations.

The above figures were computed in accordance with the EU Banking Consolidation Directive.

6. Reconciliation of operating profit to net cash flow from operating activities

                                     Half-year to   Half-year to   Half-year to
Figures in US$m                           30Jun04        30Jun03^       31Dec03

Operating profit                            8,906          5,895          6,402
Change in prepayments and accrued
  income                                     (390)        (2,450)        (4,375)
Change in accruals and deferred
  income                                   (1,895)         1,682          4,333
Interest on finance leases and
  similar hire purchase contracts              19             20             18
Interest on subordinated loan
  capital                                     483            479            479
Depreciation and amortisation               1,689          1,298          1,549
Amortisation of discounts and
  premiums                                     (8)           254             84
Provisions for bad and doubtful
  debts                                     2,803          2,374          3,719
Loans written off net of recoveries        (3,980)        (2,834)        (4,012)
Provisions for liabilities and
  charges                                     873            591            168
Provisions utilised                          (578)          (457)          (324)
Amounts written off fixed asset
  investments                                (105)            60              6
Net cash inflow from trading
  activities                                7,817          6,912          8,047

Change in items in the
  course of collection from
  other banks                              (1,990)        (2,215)         2,080
Change in treasury bills and
  other eligible bills                       (192)          (118)           768
Change in loans and advances to
  banks                                    (5,963)       (14,353)          (184)
Change in loans and advances to
  customers                               (62,229)       (52,514)       (25,100)
Change in other securities                (15,183)        (6,335)        (4,183)
Change in other assets                      6,134           (791)        (3,511)
Change in deposits by banks                25,690         20,923         (6,295)
Change in customer accounts                49,518         51,214         24,871
Change in items in the course of
  transmission to other banks               2,540          1,331         (1,582)
Change in debt securities in issue         11,198          6,201          7,775
Change in other liabilities                13,441          7,248          7,195
Elimination of exchange
  differences^^                             1,511         (3,022)        (1,687)

Net cash inflow from operating
  activities                               32,292         14,481          8,194

^The figures for June 2003 have been restated to reflect the adoption of Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares' and 38 'Accounting for ESOP Trusts', details of which are set out in Note 1 on page 17.

^^Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as it cannot be determined without unreasonable expense.

7. Registers of shareholders

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 20 August 2004. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Branch Registrar should do so before 4.00 pm on Thursday 19 August 2004 in order to receive the second interim dividend for 2004.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 20 August 2004 in order to receive the dividend.

Any person who has acquired shares registered on the Overseas Branch Register of shareholders in Bermuda but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00 pm on Friday 20 August 2004 in order to receive the dividend.

Transfers between the Principal Register or the Bermuda Branch Register and the Hong Kong Branch Register may not be made while the Hong Kong Branch Register is closed.

Transfers of American Depositary Shares must be lodged with the depositary by 12 noon on Friday 20 August 2004 in order to receive the dividend.

8. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated profit and loss account and balance sheet are for information only. These are translated at the average rate for the period for the profit and loss account and the closing rate for the balance sheet as follows:

Period end                            30Jun04      30Jun03      31Dec03

Closing :  HK$/US$                      7.800        7.798        7.763
           GBP/US$                      0.551        0.605        0.560

Average :  HK$/US$                      7.787        7.799        7.775^
           GBP/US$                      0.549        0.621        0.604^

^Average for the second half of 2003.

9. Litigation

HSBC, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

10. Notifiable interests in share capital

According to the register maintained under section 211 of the Companies Act 1985: Legal and General Investment Management Limited notified HSBC Holdings on 11 June 2002 that it had an interest in 284,604,788 HSBC Holdings ordinary shares, representing 3.01 per cent of the ordinary shares in issue at that date; and The Capital Group Companies, Inc. notified HSBC Holdings on 24 June 2004 that it had an interest in 330,858,172 HSBC Holdings ordinary shares, representing 3 per cent of the ordinary shares in issue at that date.

No notifiable interest, being 5 per cent or more, in the equity share capital is recorded in the register maintained under Section 336 of the Securities and Futures Ordinance of Hong Kong.

11. Dealings in HSBC Holdings shares

Except for dealings by HSBC Bank plc, HSBC CCF Financial Products (France) SNC and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area Exchange, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the six months ended 30 June 2004.

12. Interim Report and statutory accounts

The information in this news release is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the Act). The 2004 Interim Report was approved by the Board of Directors on 2 August 2004. The statutory accounts for the year ended 31 December 2003 have been delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act. The auditor has reported on those accounts; the report was unqualified and did not contain a statement under Section 237(2) or
(3) of the Act.

This news release does not constitute the unaudited interim consolidated financial statements which are contained in the Interim Report. The unaudited interim consolidated financial statements have been reviewed by the company's auditor, KPMG Audit Plc, in accordance with the guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board. On the basis of its review KPMG Audit Plc was not aware of any material modifications that should be made to the unaudited interim consolidated financial statements as presented for the six months ended 30 June 2004 in the Interim Report to the shareholders. The full report of its review is included in the Interim Report to the shareholders.

13. Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

14. Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings has complied throughout the six months to 30 June 2004 with the best practice provisions of the Combined Code on corporate governance appended to the Listing Rules of the Financial Services Authority and with the provisions of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong.

Sir John Bond, S K Green, A W Jebson, W F Aldinger, D G Eldon, D J Flint and M F Geoghegan are executive Directors of HSBC Holdings; Sir Brian Moffat, Lord Butler, R K F Ch'ien, R A Fairhead, W K L Fung, S Hintze, Sir John Kemp-Welch, Sir Mark Moody-Stuart, S W Newton, C S Taylor and Sir Brian Williamson are independent non-executive Directors of HSBC Holdings; and Baroness Dunn and H Sohmen are non-executive Directors of HSBC Holdings.

The Group Audit Committee has reviewed the interim results.

15. Interim Report

The Interim Report 2004 will be sent to registered shareholders on or about 13 August 2004. Copies may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Group Public Affairs, HSBC Bank USA, 452 Fifth Avenue, New York, NY 10018, USA; CCF, Direction de la Communication, 103 avenue des Champs-Elysees, 75419 Paris Cedex 08, France; or from the HSBC Group website - www.hsbc.com.

Chinese translations of the Interim Report may be obtained on request from Computershare Hong Kong Investor Services Limited, Rooms 1901-1905, Hopewell Centre, 183 Queen's Road East, Hong Kong.

The Interim Report will be available on the Stock Exchange of Hong Kong's website - www.hkex.com.hk.

Custodians or nominees that wish to distribute copies of the Interim Report to their clients may request copies for collection by writing to Group Corporate Affairs at the address given above.

16. Final results for 2004

The results for the year to 31 December 2004 will be announced on Monday 28 February 2005.

17. Proposed dividends for 2004

As announced in 2003 the Board has adopted a policy of paying quarterly dividends. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the third interim dividend for 2004 will be US$0.13 per share. The proposed timetables for the third and fourth interim dividends in respect of 2004 are:

Third interim dividend for 2004

Announcement                                                    8 November 2004

American Depositary Shares quoted ex-dividend in New York      23 November 2004

Shares quoted ex-dividend in London, Hong Kong and Bermuda     24 November 2004

Record date and closure of Hong Kong Overseas Branch
  Register of shareholders for one day                         26 November 2004

Shares quoted ex-dividend in Paris                             29 November 2004

Payment date                                                    20 January 2005

Fourth interim dividend for 2004

Announcement                                                   28 February 2005

Shares quoted ex-dividend in London, Hong Kong and Bermuda;
  American Depositary Shares quoted ex-dividend in New York       16 March 2005

Record date and closure of Hong Kong Overseas Branch
  Register of shareholders for one day                            18 March 2005

Shares quoted ex-dividend in Paris                                21 March 2005

Payment date                                                         4 May 2005

18. News release

Copies of this news release may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; HSBC Bank USA, 452 Fifth Avenue, New York, NY 10018, USA; CCF, Direction de la Communication, 103 avenue des Champs-Elysees, 75419 Paris Cedex 08, France. The news release will also be available on the HSBC Group website - www.hsbc.com.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date: